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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) or (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          FOOTHILL INDEPENDENT BANCORP
             (Exact name of registrant as specified in its charter)

              California                                         95-3815805
(State of incorporation or organization)                     (I.R.S. Employer
                                                            Identification No.)

   510 South Grand Avenue, Glendora, CA                            91741
 (Address of principal executive offices)                        (Zip Code)


Securities to be registered pursuant to Section (12)b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered

       None                                             Not Applicable


Securities to be registered pursuant to Section 12(g) of the Act:

                               Rights to Purchase
                                  Common Stock
                                (Title of Class)
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Item 1.  Description of Registrant's Securities to be Registered.

         On February 25, 1997 (the "Rights Dividend Declaration Date"), the Board of Directors of Foothill Independent Bancorp (the "Company") declared a dividend of one right (a "Right") to purchase one share of the Company's common stock (the "Common Stock") and, under certain circumstances, other securities, for each outstanding share of the Company's common stock, to be distributed to shareholders of record at the close of business on March 18, 1997 (the "Record Date"). The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of February 25, 1997 between the Company and ChaseMellon Shareholder Services, L.L.C.

         The following is a brief description of the Rights. It is intended to provide a general description only and is qualified in its entirety by reference to the Rights Agreement which has been filed as an exhibit to this Registration Statement on Form 8-A. Reference is made to Section L of this Summary of Terms for definitions of certain terms that are used in the Rights Plan and in this Summary.

A.       Issuance of the Rights.

         Each share of Common Stock outstanding at the close of business on the Record Date (of which the total is approximately 4,528,000 shares) will receive one Right. One additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be issued with each share of Common Stock issued after the Record Date and prior to the earliest of (i) the Distribution Date, (ii) consummation of a Section 13 Event, or (iii) the Expiration Date (as each such term is defined below); except that, following the Distribution Date and prior to the Expiration Date, the Company will issue one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Common Stock issued (x) pursuant to the exercise of stock options under any employee stock option or other employee benefit plan providing for the issuance of shares of Common Stock by the Company to participants in such plan, or (y) on the exercise, conversion or exchange of securities (other than the Rights or securities that are issued or issuable on exercise of the Rights) that are issued by the Company prior to the Distribution Date and are or become convertible or exercisable into or exchangeable for shares of Common Stock of the Company prior to the Expiration Date ("Convertible Securities").

B.       Common Stock Certificates Represent the Rights Prior to the
         Distribution Date.

         Prior to the Distribution Date, no separate Rights certificates will be issued. Instead, the Rights (i) will be evidenced by the certificates representing the outstanding shares of Common Stock of the Company, and (ii) will not be separately transferable, but will be transferred with and only with such Common Stock certificates if and when they are transferred. Accordingly, prior to the Distribution Date, if any, the surrender for transfer of any certificate for Common Stock outstanding also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate. New Common Stock certificates issued after the March 18, 1997 Record Date will contain a legend incorporating the Rights Agreement by reference.

C.       Distribution Date; Issuance of Rights Certificates.

         The Rights will separate from the Common Stock and become exercisable on the Distribution Date, which shall be the earlier of (i) ten (10) days after the first date of public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock of the Company (the "Stock Acquisition Date"), or (ii) ten (10) business days after commencement of a tender or exchange offer by any person or group of affiliated or associated persons, if upon consummation thereof, such person or group would be the beneficial owner of 15% or more of the shares of Common Stock of the Company then outstanding (irrespective of whether


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any shares are purchased or acquired in such tender or exchange offer). As soon as practicable after the Distribution Date, Rights certificates will be mailed to the persons that were holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

D.       Exercise of the Rights.

                  1.    Rights Initially Not Exercisable. Prior to the
                        --------------------------------
         Distribution Date, the Rights are not exercisable.

                  2.    Exercise of the Rights to Purchase Common Stock of the
                        ------------------------------------------------------
         Company (a "Flip-In"). If either of the following events (each, a
         ---------------------
         "Section 11(a)(ii) Event" or a"Flip-In Event") occurs:

                        (a) Any person, group of persons or any entity becomes an Acquiring Person by acquiring either individually, or together with its affiliates or associates, 15% or more of the Company's Common Stock, or

                        (b) during such time as there is an Acquiring Person, there shall be any reclassification of securities (including any reverse stock split), or recapitalization of the Company, or any merger or consolidation of the Company with any of its Subsidiaries or any other transaction or series of transactions involving the Company or any of its Subsidiaries, other than a transaction or transactions to which the provisions of Section 13(a) apply (whether or not with or into or otherwise involving an Acquiring Person) which has the effect, directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its Subsidiaries which is directly or indirectly beneficially owned by any Acquiring Person or any Associate or Affiliate of any Acquiring Person,

         then, on the exercise of any Right by any holder (other than a holder that is an Acquiring Person or an affiliate or associate thereof), at any time after the Company's Right of Redemption (as described below) has expired and prior to the Expiration Date, the holder would be entitled to receive, on payment of the then Exercise Price (which initially will be $48.00 per Right), a number of newly issued shares of Common Stock of the Company with an aggregate market value as of the date of the occurrence of the Section 11(a)(ii) Event of two (2) times the Exercise Price of the Right. For example, if the Company's Common Stock was trading at $12.00 per share at the time of the occurrence of the Section 11(a)(ii) Event (and assuming there had been no adjustments to the initial Exercise Price of $48.00), each Right would entitle its holder (other than the Acquiring Person and its affiliates and associates) to purchase eight (8) shares of Common Stock of the Company, with an aggregate market value of $96.00 as of the date of the occurrence of the Section 11(a)(ii) Event, for the Exercise Price of $48.00, or $6.00 per share. Rights held by the Acquiring Person or any of its affiliates or associates will become null and void on the occurrence of a Section 11(a)(ii) Event and, as a result, such Rights (hereinafter, "Voided Rights") would not be exercisable by any of them or by any of their respective transferees. If the Company does not have sufficient number of shares of Common Shares available for all of the Rights to be exercised, the Company may substitute for all or any of the shares of Common Stock that would be issuable upon exercise of the Rights, cash, assets, or other securities having the same aggregate value as such shares of Common Stock.


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                  3.    Exercise of the Rights to Purchase Common Stock of An
                        -----------------------------------------------------
         Acquiring Company (a "Flip-Over"). If, following the Distribution Date,
         ---------------------------------
         any of the following events (each, a "Section 13 Event" or a "Flip-Over Event") occurs:

                        (a) The Company is merged or consolidated with another company in a business combination transaction in which the Company is not the surviving corporation, or

                        (b) The Company is merged or consolidated with another company in a business combination transaction in which the Company is the surviving corporation and all or part of the Common Stock of the Company is exchanged for stock or other securities of any other person, or for cash or any other property, or a combination of any of the foregoing, or

                        (c) Any commercial bank that is a subsidiary of the Company ( a "Subsidiary bank") is merged with and into or consolidated with another company or business entity or another company or business entity is merged with and into or consolidated with a Subsidiary bank, or

                        (d) More than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold or transferred to another person or entity,

         then, subject to the exception described below in this Section 3, each holder of a Right (except for the holders or transferees of Voided Rights) will become entitled thereafter to exercise the Right to purchase, for the Exercise Price, a number of shares of common stock of the acquiring or surviving company in any such transaction having a value equal to two (2) times the Exercise Price of the Right. For example, if a Section 13 Event has occurred (and assuming there has been no adjustment in the initial Exercise Price of $48.00), each holder of a Right (other than the holder of a Voided Right) would be entitled to purchase $96.00 worth of newly issued shares of the acquiring or surviving company (or its ultimate parent), based on the market price of such shares on the date of the occurrence of the
         Section 13 Event, for a purchase price of $48.00. A merger or consolidation transaction of the type described in Paragraphs (a), (b) or (c) of this Subsection 3 shall not constitute a Section 13 Event, provided that (i) such transaction is consummated with a person who acquired Common Stock pursuant to a Permitted Offer (or a wholly-owned subsidiary of any such Person); (ii) the price per share of Common Stock offered in such transaction is not less than the price per share of Common Stock paid to all holders of Common Stock whose shares were purchased pursuant to such Permitted Offer; and (iii) the form of consideration being offered to the remaining holders of Common Stock pursuant to such transaction is the same form as the form of consideration paid pursuant to such Permitted Offer. Upon consummation of any such transaction that meets the foregoing criteria, all of the Rights will expire.

E. Adjustment of Number of Rights, Purchase Price and Number of Shares of Common Stock.

         The Exercise Price payable and/or the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to proportionate adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) in the event all holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants (other than those referred to above).


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F.       Fractional Rights and Fractional Shares.

         The Company is generally not required to issue fractional Rights or fractional Shares of Common Stock and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights or of the Common Stock (as the case may be).

G.       Redemption of the Rights.

         In general, the Company may redeem all (but not less than all) of the Rights at a price of $0.001 per Right (subject to adjustment to reflect stock splits, stock dividends, or similar transactions) (the "Right of Redemption"), at any time until the tenth (10th) day following the Stock Acquisition Date. This redemption period may be extended by the Board of Directors (with the concurrence of a majority of the Continuing Directors) by amending the Rights Agreement, as described in Section I below, prior to the time when the Rights become nonredeemable. The redemption price of $0.001 per Right may be paid in cash, shares of Common Stock or any other consideration the Board of Directors deems appropriate. Immediately upon the action of the Board of Directors ordering a redemption of the Rights, the Rights will terminate and the only right that the holders of Rights will thereafter have will be to receive the redemption price.

H.       Exchange of the Rights.

         At any time after the Stock Acquisition Date and before any person or group acquires 50% or more of the outstanding Common Stock, the Company may, if approved by majority vote of the Board of Directors and also by majority vote of the Continuing Directors, exchange some or all of the outstanding and exercisable Rights for shares of Common Stock at a one-to-one exchange ratio (appropriately adjusted to reflect stock splits, dividends or similar transactions). After the Board orders the exchange of any or all of the Rights, the Rights to be exchanged may not be exercised thereafter. If the authorized and unissued shares of Common Stock are not sufficient to permit all of the then outstanding Rights (other than Voided Rights) to be exchanged, the Board, by majority vote, may effectuate the exchange with other consideration, including issuance of debt and/or equity securities. In addition, if approved by majority vote of the Board at any time before any person or group becomes an Acquiring Person, the Company may exchange some or all of the Rights for other rights of substantially equivalent value.

I.       Amendments.

         Other than those provisions relating to the redemption price or the final Expiration Date of the Rights, any of the provisions of the Rights Agreement may be supplemented or amended (including in a manner that may be adverse to the holders of the Rights) by action of the Board of Directors of the Company, taken without approval of the holders of the Rights holders (including those affected by the supplement or amendment), prior to the Distribution Date. After the Distribution Date, any provisions of the Rights Agreement (other than those provisions relating to the redemption price and the Final Expiration Date of the Rights) may be amended by the Board of Directors in order to (i) cure any ambiguous, defective or inconsistent provision, (ii) shorten or lengthen any time period, or (iii) otherwise change a provision which the Board of Directors may deem necessary or desirable and which does not materially and adversely affect the interests of holders of Rights (other than any Acquiring Person or such Person's affiliates or associates); provided, the Rights Agreement may not be amended to (x) make the Rights again redeemable after the Rights have ceased to be redeemable, or (y) change any other time period unless such change is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the Rights (other than by any Acquiring Person and its affiliates).


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J.       No Shareholder Rights Prior to Exercise.

         Until a Right is exercised, a holder thereof, by reason of its ownership of a Right, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

K.       Anti-Takeover Effects.

         The Rights are designed to protect and maximize the value of the shareholders' interests in the Company in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include abusive tactics to deprive the Board of Directors and shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation in the open market of 15% or more of the outstanding shares of Common Stock of the Company, followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics can unfairly pressure shareholders, cash them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company and will not do so. As described in Section G above, the rights may be redeemed by the Company and, accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

         Issuance of the Rights does not weaken the Company or interfere with its business plans. The issuance of the Rights, alone, has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on acquisition terms or in a manner not approved by the Company's Board of Directors.

L.       Certain Definitions.

         The following terms, as used in this Summary and in the Rights Agreement, have the following meanings:

                  "Acquiring Person" means, subject to certain limited exceptions set forth in the Rights Agreement, any person or entity, or group of persons or entities, which together with their affiliates or associates own beneficially 15% or more or the shares of Common Stock of the Company;

                  "Continuing Director" means any member of the Board of Directors of the Company while such Person is a member of the Board, provided that such member of the Board (i) is not an Acquiring Person (as defined above), or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, and (ii) either was a member of the Board prior to the date of the Rights Agreement or became a member of the Board after the date of the Rights Agreement as a result of having been nominated for election to, or having been elected to serve on, the Board of Directors by vote or written consent of a majority of the then Continuing Directors.

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                  "Expiration Date" means the earliest of (i) February 25,
         2007; (ii) the date of redemption of the Rights; (iii) the date the Board orders an exchange of the Rights (as described in Section H above); or (iv) the date of consummation of a merger or acquisition transaction involving the Company that is approved in advance by the Board of Directors (including a majority of the Continuing Directors).

                  "Permitted Offer" means a tender offer for all outstanding Common Stock made in the manner prescribed by Section 14(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder; provided, however, that such tender offer occurs at a time when Continuing Directors are in office and a majority of the Continuing Directors then in office has determined that the offer is both adequate and otherwise in the best interests of the Company and its shareholders (taking into account all factors that such Continuing Directors deem relevant, including, without limitation, prices that could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value).

Item 2.  Exhibit.

         The Shareholder Rights Agreement, dated as of February 25, 1997, between Foothill Independent Bancorp and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution Date (as that term is defined in the Rights Agreement).


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: February 27, 1997               FOOTHILL INDEPENDENT BANCORP



                                       By:  /s/ GEORGE E. LANGLEY
                                           -------------------------------------
                                           George E. Langley
                                           President and Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit                                                              Sequential
Number                         Description                              Page No.

    1 Rights Agreement, dated as of February 25, 1997, between Foothill Independent Bancorp and ChaseMellon Shareholder Services, L.L.C., which includes as Exhibit A thereto the Form of Rights Certificate and as Exhibit B thereto a Summary of Terms of Shareholder Rights Plan.